Filed by TPG Pace Tech Opportunities Corp. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: TPG Pace Tech Opportunities Corp. Commission File No.: 001-39595 Investor Presentation Chuck Cohn, CEO Jason Pello, CFO Q2 2021 © Nerdy 2020. Conﬁdential and proprietary. 1Filed by TPG Pace Tech Opportunities Corp. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: TPG Pace Tech Opportunities Corp. Commission File No.: 001-39595 Investor Presentation Chuck Cohn, CEO Jason Pello, CFO Q2 2021 © Nerdy 2020. Conﬁdential and proprietary. 1

2 Disclaimer This Presentation has been prepared by Nerdy (the “Company”) and TPG Pace based in part upon market information and statistics provided by These non-GAAP measures are in addition, and not a substitute for or superior, to measures of financial performance prepared in accordance various third-party sources, upon which they rely and which it believes to be reliable; however, the accuracy or completeness of any such with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other third-party information has not been independently verified. The information contained herein does not purport to be all-inclusive and TPG Pace performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and and the Company makes no representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that contained in this presentation. these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information. The Company’s management uses forward looking non-GAAP measures to evaluate the Company’s projected financial and operating performance, its trends This presentation contains financial forecasts prepared by TPG Pace for its board prior to the signing of the business combination with respect to and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these certain financial metrics of the Company, including, but not limited to, revenues, gross profit, enterprise values, operating expenses, Adjusted non-GAAP measures and their nearest GAAP equivalents. EBITDA (loss) and free cash flow, which are being provided for illustrative purposes only. Neither TPG Pace’s nor the Company’s independent auditors has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Please refer to footnotes where presented on each page of this Presentation or to the appendix for a description of these measures. This presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose presentation also includes certain historical and forecasted non-GAAP financial measures. The Company is unable to quantify certain amounts of this presentation. Furthermore, TPG Pace’s due diligence review of the Company’s business and financial statements remains ongoing. As a that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no result, because the financial forecasts and projections in this presentation were prepared by TPG Pace and not by the management of the disclosure of estimated comparable GAAP measures is included and no reconciliation of certain historical and forward looking non-GAAP Company, these financial forecasts and projections should not be relied upon as being necessarily indicative of future results and may be financial measures is included. impacted by findings made in TPG Pace’s due diligence process. This financial forecast was developed in concert by TPG Pace and the This Presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such use is solely for Company. Neither TPG Pace nor the Company undertakes any commitment to update or revise the projections, whether as a result of new purposes of convenience in referring to the trademark owners and their products/services. This Presentation and its contents are not endorsed, information, future events, or otherwise. sponsored, or affiliated with any trademark owner, other than those associated with the Company. In addition to the financial forecasts referenced above, this Presentation includes certain other forward-looking statements regarding future No Offer or Solicitation performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for the Company’s services, and other matters, which This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, outside the control of TPG Pace and the Company; and (iii) should not be regarded as a representation by TPG Pace or the Company that such issuance or transfer or securities in any jurisdiction in contravention of applicable law. estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus differ materially from those presented in the prospective financial information. Legacy Businesses defined as Veritas Prep and First Tutors. meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands. Further, the Company projections exclude or otherwise do not account for the following: (i) non-recurring expenses, including de-SPAC Important Information For Investors and Shareholders transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit In connection with the proposed business combination, TPG Pace has filed a registration statement on Form S-4 and the related proxy Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the statement/prospectus with the SEC. Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual results can be expected to vary and those business combination. The materials to be filed TPG Pace with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they Company or that actual results will not differ materially from those presented in the prospective financial information. become available before making any voting or investment decision with respect to the proposed business combination because they will contain In furnishing this Presentation, TPG Pace and the Company undertakes no obligation to provide you with access to any additional information. important information about the business combination and the parties to the business combination. This Presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been Participants in the Solicitation no change in the business or affairs of the Company since the date hereof. TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG This presentation includes non-GAAP financial measures, including net sales, Adjusted EBITDA (loss), and free cash flow (“FCF”). Net sales Pace's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information represents client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts regarding the names, affiliations and interests of certain of TPG Pace's executive officers and directors in the solicitation by reading the from customers. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the business combination and other depreciation and amortization expense, non-cash compensation expense and other non-recurring items. FCF is the sum of operating cash flow relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the and capital expenditures. interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus. © Nerdy / TPG Pace Tech Opportunities Corp. 20212 Disclaimer This Presentation has been prepared by Nerdy (the “Company”) and TPG Pace based in part upon market information and statistics provided by These non-GAAP measures are in addition, and not a substitute for or superior, to measures of financial performance prepared in accordance various third-party sources, upon which they rely and which it believes to be reliable; however, the accuracy or completeness of any such with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other third-party information has not been independently verified. The information contained herein does not purport to be all-inclusive and TPG Pace performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and and the Company makes no representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that contained in this presentation. these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information. The Company’s management uses forward looking non-GAAP measures to evaluate the Company’s projected financial and operating performance, its trends This presentation contains financial forecasts prepared by TPG Pace for its board prior to the signing of the business combination with respect to and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these certain financial metrics of the Company, including, but not limited to, revenues, gross profit, enterprise values, operating expenses, Adjusted non-GAAP measures and their nearest GAAP equivalents. EBITDA (loss) and free cash flow, which are being provided for illustrative purposes only. Neither TPG Pace’s nor the Company’s independent auditors has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Please refer to footnotes where presented on each page of this Presentation or to the appendix for a description of these measures. This presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose presentation also includes certain historical and forecasted non-GAAP financial measures. The Company is unable to quantify certain amounts of this presentation. Furthermore, TPG Pace’s due diligence review of the Company’s business and financial statements remains ongoing. As a that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no result, because the financial forecasts and projections in this presentation were prepared by TPG Pace and not by the management of the disclosure of estimated comparable GAAP measures is included and no reconciliation of certain historical and forward looking non-GAAP Company, these financial forecasts and projections should not be relied upon as being necessarily indicative of future results and may be financial measures is included. impacted by findings made in TPG Pace’s due diligence process. This financial forecast was developed in concert by TPG Pace and the This Presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such use is solely for Company. Neither TPG Pace nor the Company undertakes any commitment to update or revise the projections, whether as a result of new purposes of convenience in referring to the trademark owners and their products/services. This Presentation and its contents are not endorsed, information, future events, or otherwise. sponsored, or affiliated with any trademark owner, other than those associated with the Company. In addition to the financial forecasts referenced above, this Presentation includes certain other forward-looking statements regarding future No Offer or Solicitation performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for the Company’s services, and other matters, which This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, outside the control of TPG Pace and the Company; and (iii) should not be regarded as a representation by TPG Pace or the Company that such issuance or transfer or securities in any jurisdiction in contravention of applicable law. estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus differ materially from those presented in the prospective financial information. Legacy Businesses defined as Veritas Prep and First Tutors. meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands. Further, the Company projections exclude or otherwise do not account for the following: (i) non-recurring expenses, including de-SPAC Important Information For Investors and Shareholders transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit In connection with the proposed business combination, TPG Pace has filed a registration statement on Form S-4 and the related proxy Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the statement/prospectus with the SEC. Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual results can be expected to vary and those business combination. The materials to be filed TPG Pace with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they Company or that actual results will not differ materially from those presented in the prospective financial information. become available before making any voting or investment decision with respect to the proposed business combination because they will contain In furnishing this Presentation, TPG Pace and the Company undertakes no obligation to provide you with access to any additional information. important information about the business combination and the parties to the business combination. This Presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been Participants in the Solicitation no change in the business or affairs of the Company since the date hereof. TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of TPG This presentation includes non-GAAP financial measures, including net sales, Adjusted EBITDA (loss), and free cash flow (“FCF”). Net sales Pace's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information represents client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts regarding the names, affiliations and interests of certain of TPG Pace's executive officers and directors in the solicitation by reading the from customers. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the business combination and other depreciation and amortization expense, non-cash compensation expense and other non-recurring items. FCF is the sum of operating cash flow relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the and capital expenditures. interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

3 Large TAM Ripe for Disruption Leading Direct to Consumer Platform for Learning Attractive Unit Economics Scalable Technology Platform Network Effects and Data Create Deep Competitive Moat Investment Thesis Business is at an Inﬂection Point. Re-Opening Driving Business Acceleration Creating Positive Change Experienced, Entrepreneurial Team © Nerdy / TPG Pace Tech Opportunities Corp. 2021 33 Large TAM Ripe for Disruption Leading Direct to Consumer Platform for Learning Attractive Unit Economics Scalable Technology Platform Network Effects and Data Create Deep Competitive Moat Investment Thesis Business is at an Inﬂection Point. Re-Opening Driving Business Acceleration Creating Positive Change Experienced, Entrepreneurial Team © Nerdy / TPG Pace Tech Opportunities Corp. 2021 3

4 4 4 © Nerdy / TPG Pace Tech Opportunities Corp. 2021 connecting © Nerdy 4 4 4 © Nerdy / TPG Pace Tech Opportunities Corp. 2021 connecting © Nerdy

5

Flagship Business:

Varsity Tutors

Leading platform for live, online instruction


Varsity Tutors
https://www.varsitytutors.com/session/3ygh8t
Varsity Tutors
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4.7M+ hours 2020 Live Instruction Hours[1]

3,000+ subjects broadly distributed across diverse audiences[1]

Legacy Businesses:

Veritas Prep   FirstTutors™ UNITED KINGDOM

TPG PACE TECH OPPORTUNITIES   nerdy

1. Leading online instruction platform in the United States claim based on live hours in 2020 and subject breadth. Amounts exclude Legacy Businesses.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

6

Our personalized live, online platform is well positioned in the $62bn[1] direct-to-consumer learning market


Live
Learning
Independent
Tutors
Sylvan Learning
Berlitz
KAPLAN
nerdy
Offline
MATHNASIUM
The Math Learning Center
Online
Chegg
coursera
barbri
KiwiCo
Udemy
duolingo
Asynchronous
Learning

<10%

of learners think the quality of instruction is better pre-recorded than it is live[2]

1. Projected. Technavio, US Private Tutoring Market (2020-2024); Technavio, US Test Preparation Market (2020-2024); IBISWorld: Fine Arts Schools in the US (16-Jun-2020).
2. Survey of 1,000 Parents of K-12 students conducted by Halsted Strategy Group, Nov 2020.

Note: The use of any trademarks, names, or logos are for informational purposes only and does not imply any express or implied endorsement by their respective owners or agreement with where placed by the Company within the chart itself.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

7

A Comprehensive Learning Destination

Going beyond one-on-one to meet more learning needs

A continuous, multi-format learning experience

One-on-One
Personal Instruction

Adaptive Self Study
Assessments & Practice Problems

Small Group Classes
Average 5-15 participants

Large Group Classes
500-50K participants


Small Group Classes
Large Group Classes
One-on-One Instruction
Adaptive Self Study
Varsity Tutors
Animal Cell Structure
Learning Lab
Amelia's 5th Grade Math
LIVE

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

8

Nerdy by the Numbers

$33M Total Revenue[1] Q2-21	**+52%** Total Revenue Growth[2] Q2-21 YoY Growth	**65%** Gross Margin Q2-21
+80% Active Learner Growth[3] Q2-21 YoY Growth	nerdy	**+109%** Online Session Growth[4] Q2-21 YoY Growth
>3x LTV/CAC[5]	**68** 2020 Paid Learner Avg. NPS Score[6]	**>500K** Learners Accessed Free Classes 2020

1. Q2 2021 total revenue shown on U.S. GAAP basis.
2. Online learning format revenue, defined as one-on-one online revenue and online group classes revenue and includes in-person revenue. Transition to 100% online was completed in April 2020.
3. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+.
4. Online Sessions are defined as the number of online one-on-one sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+.
5. Total Net Sales Lifetime Value ("LTV") defined as new one-on-one customer cohort actual spend for historical months and forecasted revenue for future periods, minus actual and forecasted cost of goods sold, extrapolating full-quarter trends since transition to 100% online and launch of multi-learning destination strategy. Customer Acquisition Cost ("CAC") defined as Q1-21 "Sales & Marketing Expense" to acquire a new customer, excluding test marketing spend, defined as marketing expense for free classes, School at Home, television and test marketing, and excluding payroll or outside consultant expenses. Amounts exclude Legacy Businesses and VT+. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers.
6. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q2-Q4 2020; n=700.

Note: Quarterly financial information is unaudited.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

9

Second Quarter Product Highlights

- Invested in expanding subject breadth and the frequency of our small group class offering to drive growth and reach new audiences, which resulted in small group class revenue increasing over 300% year-over-year during the second quarter
- Hosted over 50 StarCourses, completing our 150th StarCourse in June 2021
- Integrated multiple formats into a singular offering for Summer Camps, weaving together Small Group Classes, Self-Study, and Large Group Classes into a really cohesive and engaging experience
- Launched "Varsity Tutors for Schools," a solution designed to help state educational agencies, school districts, and students overcome COVID learning loss, and accelerate learning by meeting the unique needs of every student with evidence-based, high dosage tutoring


BACK TO SCHOOL
BRIDGING THE GAP CLASSES
Get ready to go back
Virtual SUMMER CAMPS

TPG nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

10 Learning’s Digital Transition is Happening Now at a Faster Rate than Previous Online Adoptions 1 1 Global Learning Digital Share (%) U.S. E-Commerce Digital Share (%) 5x 5x 73% Are more likely to use 30% online learning compared to CAGR 2 a year ago 92% Plan to use online learning 2 services going forward 15 Years 7 Years Market 1 $72B $600B $160B $1T Size : 1. Dawn of the Age of Digital Learning, Michael Moe, GSV, May 6, 2020. 2. Survey of 1,000 Parents of K-12 learners conducted by Halsted Strategy Group, April 2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1010 Learning’s Digital Transition is Happening Now at a Faster Rate than Previous Online Adoptions 1 1 Global Learning Digital Share (%) U.S. E-Commerce Digital Share (%) 5x 5x 73% Are more likely to use 30% online learning compared to CAGR 2 a year ago 92% Plan to use online learning 2 services going forward 15 Years 7 Years Market 1 $72B $600B $160B $1T Size : 1. Dawn of the Age of Digital Learning, Michael Moe, GSV, May 6, 2020. 2. Survey of 1,000 Parents of K-12 learners conducted by Halsted Strategy Group, April 2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 10

WHAT SETS US APART Competitive Advantage 11 COMPETITIVE ADVANTAGE Quality Experts What We Do We have built a sizeable network of top Experts nationwide. Instruction is delivered through our online platform, reducing geographic limitations on ﬁnding quality Experts in any subject Why It Matters Expert quality is critical to delivering a great learning experience and building trust and credibility Different Compared to... ● Online directories - limited curation or quality assessment ● Legacy brick and mortar - limited to supply in local geography © © Ner Nerdy / TPG Pace T dy / TPG Pace Tech Opportunities Corp. 2021 ech Opportunities Corp. 2021WHAT SETS US APART Competitive Advantage 11 COMPETITIVE ADVANTAGE Quality Experts What We Do We have built a sizeable network of top Experts nationwide. Instruction is delivered through our online platform, reducing geographic limitations on ﬁnding quality Experts in any subject Why It Matters Expert quality is critical to delivering a great learning experience and building trust and credibility Different Compared to... ● Online directories - limited curation or quality assessment ● Legacy brick and mortar - limited to supply in local geography © © Ner Nerdy / TPG Pace T dy / TPG Pace Tech Opportunities Corp. 2021 ech Opportunities Corp. 2021

WHAT SETS US APART 12 COMPETITIVE ADVANTAGE Scaled Selection What We Do Scaled quality live instruction available in 3,000+ subjects - ability to identify and build supply of Experts across thousands of topics Live 3,000+ Instruction Why It Matters subjects Learners: Can learn large number of subjects on our platform at any age Experts: Instruct across multiple topics of expertise Different Compared to... ● Narrow platforms that offer limited or sole subject breadth - college, elementary, law ● Legacy brick and mortar - limited to supply in local geography © Nerdy / TPG Pace Tech Opportunities Corp. 2021 WHAT SETS US APART 12 COMPETITIVE ADVANTAGE Scaled Selection What We Do Scaled quality live instruction available in 3,000+ subjects - ability to identify and build supply of Experts across thousands of topics Live 3,000+ Instruction Why It Matters subjects Learners: Can learn large number of subjects on our platform at any age Experts: Instruct across multiple topics of expertise Different Compared to... ● Narrow platforms that offer limited or sole subject breadth - college, elementary, law ● Legacy brick and mortar - limited to supply in local geography © Nerdy / TPG Pace Tech Opportunities Corp. 2021

WHAT SETS US APART 13 COMPETITIVE ADVANTAGE Personalized Experience AI-Powered Learner/Expert Matching Both learners, struggling with the same subject, are intelligently matched to the instructor who best ﬁts their speciﬁc needs What We Do Personalization across multiple touchpoints Introvert Low motivation ● matching 1 (100+ total attributes ) ● consultations ● unique learning pathways Why It Matters Every learner is unique, most education solutions teach to the average Extrovert 3.9 GPA High motivation Different Compared to... 1 (100+ total attributes ) ● Online directories - limited curation or assessing of quality ● Legacy brick and mortar - limited to supply in local geography 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. © Nerdy / TPG Pace Tech Opportunities Corp. 2021WHAT SETS US APART 13 COMPETITIVE ADVANTAGE Personalized Experience AI-Powered Learner/Expert Matching Both learners, struggling with the same subject, are intelligently matched to the instructor who best ﬁts their speciﬁc needs What We Do Personalization across multiple touchpoints Introvert Low motivation ● matching 1 (100+ total attributes ) ● consultations ● unique learning pathways Why It Matters Every learner is unique, most education solutions teach to the average Extrovert 3.9 GPA High motivation Different Compared to... 1 (100+ total attributes ) ● Online directories - limited curation or assessing of quality ● Legacy brick and mortar - limited to supply in local geography 1. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

14 Our Two-Sided Network: Learners and Experts Learners Experts Audience Breakout Key Motivations Diverse population servicing learners across lifecycle Professional/ K-8 High School College/Grad Adult Helping Supplemental Flexibility & 1 % of Net Sales by audience People Learn Income Convenience Key Segments Typical Occupations 45% <5 hrs → Teacher/professor → Working professional Hold a Graduate Avg. # hours worked 2 → Grad/college student degree or more per week w/ Nerdy → Retirees Enrichment & Reactive Competitive & → Self-employed Passion Remediation Investing Internally motivated and curious Often triggered to get help by Proactive and planning ahead. to learn more about something a failed test, falling behind, or a Desire to deliver best score or they enjoy or want to develop bad grade be top of the class 1. Data for 2020. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Amounts exclude Legacy Businesses and VT+. 2. Represents the percentage of 2020 Active Experts who have a graduate or postgraduate degree. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1414 Our Two-Sided Network: Learners and Experts Learners Experts Audience Breakout Key Motivations Diverse population servicing learners across lifecycle Professional/ K-8 High School College/Grad Adult Helping Supplemental Flexibility & 1 % of Net Sales by audience People Learn Income Convenience Key Segments Typical Occupations 45% <5 hrs → Teacher/professor → Working professional Hold a Graduate Avg. # hours worked 2 → Grad/college student degree or more per week w/ Nerdy → Retirees Enrichment & Reactive Competitive & → Self-employed Passion Remediation Investing Internally motivated and curious Often triggered to get help by Proactive and planning ahead. to learn more about something a failed test, falling behind, or a Desire to deliver best score or they enjoy or want to develop bad grade be top of the class 1. Data for 2020. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Amounts exclude Legacy Businesses and VT+. 2. Represents the percentage of 2020 Active Experts who have a graduate or postgraduate degree. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 14

15

Multiple Vectors to Drive Sustainable Growth

Product Expansion

Targeted M&A

International Expansion

Product Innovation New product and pricing solutions

Format Expansion

Self Study Self-guided diagnostic tests, practice problems, and study materials

Large Format Classes Free live classes with celebrity instructors drive top of funnel growth & engagement

Small Group Classes Affordable group classes for K-12, foreign languages, test prep and more

One-on–One Instruction Individualized instruction on purpose built interface. Scheduled and on-demand

Subject Expansion

Professional Tutoring and study options for range of professional testing (CPA exam, Series 7, etc) & professional + skills development

Test Prep Full range of standardized test prep including: SAT, ACT, GMAT, LSAT, GRE, MCAT as well as a range of K-12 tests

Academic Offering support for K-12, undergraduate and post-graduate learners across more than 3,000+ subjects

TPG PACE TECH OPPORTUNITIES nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

16

BRAND BUILDING

Large Format StarCourses

- ✔ Large format live class can accommodate 500-50K+ students
- ✔ Offered completely free of charge
- ✔ Format attracts new users, retains existing users, & drives brand
- ✔ 500K+ registrants, 3M+ class enrollments in 2020


Varsity Tutors
LIVE

150+ StarCourses taught
75+ partnerships

Note: The individuals depicted above are referenced for their historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply that they have current involvement in StarCourses.

TPG PACE TECH OPPORTUNITIES nerdy
© Nerdy / TPG Pace Tech Opportunities Corp. 2021

17 Establishing a Lasting Brand, 1 Brand Awareness Founded in Trust >2x 64% 31% This Year 2020 2019 Aided Awareness 87% 90% Believe Varsity Tutors offers Believe Varsity Tutors is a 2 2 high quality instruction brand they can trust 1. Survey of general population, 1,000 Parents of K-12 learners. Conducted by Halsted Strategy Group, Nov 2020. 2. Survey among current and past Nerdy users. Conducted by Halsted Strategy Group, Nov 2020. Note: The individuals depicted above are referenced for their historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply that they have current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 202117 Establishing a Lasting Brand, 1 Brand Awareness Founded in Trust >2x 64% 31% This Year 2020 2019 Aided Awareness 87% 90% Believe Varsity Tutors offers Believe Varsity Tutors is a 2 2 high quality instruction brand they can trust 1. Survey of general population, 1,000 Parents of K-12 learners. Conducted by Halsted Strategy Group, Nov 2020. 2. Survey among current and past Nerdy users. Conducted by Halsted Strategy Group, Nov 2020. Note: The individuals depicted above are referenced for their historical participation in the StarCourses Campaign offered through the Varsity Tutors platform and the depictions are not intended to imply that they have current involvement in StarCourses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

18

Strong LTV[1] Expansion


Q1
+22%2
Net LTV
2021
2020
2019
Elapsed Quarters
Q2
+31%2
Net LTV
2020
2019
Elapsed Quarters
Q3
+42%2
Net LTV
2020
2019
Elapsed Quarters
Q4
+25%2
Net LTV
2020
2019
Elapsed Quarters

LTV expansion driven by multi-format engagement and higher consumption

Recent cohorts' initial LTV significantly higher than historical periods

2H 2020 Cohorts surpassed in one quarter the LTV of the same 2019 cohorts after five quarters

Q4 2020 and Q1 2021 demonstrate expansion momentum and durability

1. Total Net Sales Lifetime Value ("LTV") defined as new one-on-one customer cohort actual spend for historical months, multiplied by average net sales gross margin rate. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers.
2. Percentage change represents most mature quarter LTV vs. the same quarter of 2019.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

19 COVID Impact and Recovery 2020 2021 and Beyond Created Short Term Challenges Headwinds Turn to Tailwinds Some schools went to optional grading, many We continue to be encouraged the the anticipated standardized tests and professional exams were resumption of in-person schooling in the fall for most suspended, which led to declines in demand for our students, increased college and graduate school solutions enrollment, and the positive impact we anticipate these factors may have on our business We Responded with Innovation Accelerated Trend Toward Online We ﬁnished our transition to delivering live instruction Consumers realized superior convenience, quality and value of online experience vs. ofﬂine 100% online. Invested in new products & integrated learning formats into single destination. Improved unit level economics and free cash ﬂow © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1919 COVID Impact and Recovery 2020 2021 and Beyond Created Short Term Challenges Headwinds Turn to Tailwinds Some schools went to optional grading, many We continue to be encouraged the the anticipated standardized tests and professional exams were resumption of in-person schooling in the fall for most suspended, which led to declines in demand for our students, increased college and graduate school solutions enrollment, and the positive impact we anticipate these factors may have on our business We Responded with Innovation Accelerated Trend Toward Online We ﬁnished our transition to delivering live instruction Consumers realized superior convenience, quality and value of online experience vs. ofﬂine 100% online. Invested in new products & integrated learning formats into single destination. Improved unit level economics and free cash ﬂow © Nerdy / TPG Pace Tech Opportunities Corp. 2021 19

20 Founder Led, Seasoned Management Team with deep technology and direct-to-consumer experience Jason Pello Chuck Cohn Ian Clarkson Heidi Robinson Adam Weber Dan Lee Founder, Chairman & CEO President & Chief Operating Oﬃcer Chief Financial Oﬃcer Chief Product Oﬃcer Chief Marketing Oﬃcer Chief Analytics Oﬃcer Chris Swenson Mike Dierken Fred Howard Karthik Anbalagan Craig Pape Chief Legal Oﬃcer Chief Technology Oﬃcer Chief Institutional Business Oﬃcer Chief Audience Oﬃcer Chief Marketplace Operations Oﬃcer Note: The use of any trademarks, names, or logos are for informational purposes only related to each management team members historical experience with/and or association therewith, and does not imply any express or implied endorsement by their respective owners. © Nerdy / TPG Pace Tech Opportunities Corp. 202120 Founder Led, Seasoned Management Team with deep technology and direct-to-consumer experience Jason Pello Chuck Cohn Ian Clarkson Heidi Robinson Adam Weber Dan Lee Founder, Chairman & CEO President & Chief Operating Oﬃcer Chief Financial Oﬃcer Chief Product Oﬃcer Chief Marketing Oﬃcer Chief Analytics Oﬃcer Chris Swenson Mike Dierken Fred Howard Karthik Anbalagan Craig Pape Chief Legal Oﬃcer Chief Technology Oﬃcer Chief Institutional Business Oﬃcer Chief Audience Oﬃcer Chief Marketplace Operations Oﬃcer Note: The use of any trademarks, names, or logos are for informational purposes only related to each management team members historical experience with/and or association therewith, and does not imply any express or implied endorsement by their respective owners. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

21 Financials & Outlook © Nerdy / TPG Pace Tech Opportunities Corp. 202121 Financials & Outlook © Nerdy / TPG Pace Tech Opportunities Corp. 2021

22

Our Monetization Model

Active Learners[1]

Free >500K	Large Group Classes Adaptive Self Study	3M+ # of Free Class Sessions[2]	7M+ Learning Interactions[3]

Paid 87K		Typical Order (Hours)	Typical $/Hour
	Small Group Classes	5-20	$10-$45+
	One-on-One	9-50	$45-$75+

1. Paid Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in FY 2020. Amounts exclude Legacy Businesses and VT+. Free active learners defined as any account created for free classes or self study, but haven't purchased a paid product in FY 2020. Amounts exclude Legacy Businesses.
2. Defined as the number of attendees in free class sessions during 2020.
3. Defined as number of Learning Lab interactions from Q3-20 to Q1-21. A Learning Lab interaction includes site interactions and answered questions.

TPG PACE TECH OPPORTUNITIES nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

23 1 Revenue Growth Rates YoY We’ve Built An Agile And Resilient Business School and testing center closures related to the pandemic signiﬁcantly impacted the business throughout 2020 Completed multi-year transition to 100% online in Q2 2020 New product innovation and increased 1 2 adoption of online learning drove signiﬁcant growth in H2 2020 and YTD in 2021 1. Total Growth represents Consolidated GAAP revenue, which includes both online and in-person revenue. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202123 1 Revenue Growth Rates YoY We’ve Built An Agile And Resilient Business School and testing center closures related to the pandemic signiﬁcantly impacted the business throughout 2020 Completed multi-year transition to 100% online in Q2 2020 New product innovation and increased 1 2 adoption of online learning drove signiﬁcant growth in H2 2020 and YTD in 2021 1. Total Growth represents Consolidated GAAP revenue, which includes both online and in-person revenue. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

24 Gross Proﬁt Margin Gross Margin Improvements Driven By Product Expansion Shift toward 100% online improved margins Growth in Classes expected to produce future gross margin expansion Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202124 Gross Proﬁt Margin Gross Margin Improvements Driven By Product Expansion Shift toward 100% online improved margins Growth in Classes expected to produce future gross margin expansion Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

25 Investments in Technology and Automation Drive Efﬁciency Sales Expense % of Revenue Operations & Fulﬁllment Expense % of Revenue Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202125 Investments in Technology and Automation Drive Efﬁciency Sales Expense % of Revenue Operations & Fulﬁllment Expense % of Revenue Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

26 Cash Flow Improvement Through Technology & Operational Efﬁciency 1 Free Cash Flow Multi-year effort to improve unit level economics and free cash ﬂow Proven ability to become self sustaining in H2 2020 Targeted investments in marketing, and new talent across executive management, engineering, product, data science, and design drive new product innovation and growth, yielding H1 2021 free cash ﬂow in-line with our forecast 1. Free Cash Flow (“FCF”) is a non-GAAP financial measure. FCF is defined as the sum of operating cash flow and capital expenditures. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202126 Cash Flow Improvement Through Technology & Operational Efﬁciency 1 Free Cash Flow Multi-year effort to improve unit level economics and free cash ﬂow Proven ability to become self sustaining in H2 2020 Targeted investments in marketing, and new talent across executive management, engineering, product, data science, and design drive new product innovation and growth, yielding H1 2021 free cash ﬂow in-line with our forecast 1. Free Cash Flow (“FCF”) is a non-GAAP financial measure. FCF is defined as the sum of operating cash flow and capital expenditures. Note: Semi-annual financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

27 Q2 2021 - Continued Momentum and Strong Growth 1 2 3 Active Learners Online Sessions Sessions Taught per Active Expert (‘000s) (‘000s) +109% +80% +31% Q2-21 YoY Growth Q2-21 YoY Growth Q2-21 YoY Growth 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online Sessions is defined as the number of online one-on-one sessions and the number of paid online group classes attendees in a given period. Amounts exclude Legacy Businesses and VT+. 3. Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+. Note: Quarterly information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 2727 Q2 2021 - Continued Momentum and Strong Growth 1 2 3 Active Learners Online Sessions Sessions Taught per Active Expert (‘000s) (‘000s) +109% +80% +31% Q2-21 YoY Growth Q2-21 YoY Growth Q2-21 YoY Growth 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online Sessions is defined as the number of online one-on-one sessions and the number of paid online group classes attendees in a given period. Amounts exclude Legacy Businesses and VT+. 3. Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+. Note: Quarterly information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 27

28 Q2 and YTD 2021 - Delivering Results Ahead of TPG Pace Forecast 1 Total Revenue Gross Proﬁt Revenue growth driven by Learner and engagement growth, as Learners increasingly adopted our multi-format approach to +52% +51% +51% +56% delivering personalized learning Gross Proﬁt expansion driven by the adoption of one-on-one online learning, expansion across more subjects and more audiences, like Professional and Learning Differences, and growth in our small group class format, including summer camps 1. Total Growth represents Consolidated GAAP revenue, which includes both online and in-person revenue. Note: Quarterly and semi-annua financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 28 28 Q2 and YTD 2021 - Delivering Results Ahead of TPG Pace Forecast 1 Total Revenue Gross Proﬁt Revenue growth driven by Learner and engagement growth, as Learners increasingly adopted our multi-format approach to +52% +51% +51% +56% delivering personalized learning Gross Proﬁt expansion driven by the adoption of one-on-one online learning, expansion across more subjects and more audiences, like Professional and Learning Differences, and growth in our small group class format, including summer camps 1. Total Growth represents Consolidated GAAP revenue, which includes both online and in-person revenue. Note: Quarterly and semi-annua financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 28

29 Historical Seasonality and TPG Pace 2021 Forecast by Quarter Historical and Forecasted Quarterly Seasonality as a % of Annual Revenue Annual Revenue Q1: 23-25% Q2: 20-23% Q3: 23-25% Q4: 28-31% 33% YOY 30% YOY 31% 50% 41% 52% YOY YOY YOY YOY 30% YOY 1 2 1. Q1 2020 In Person Revenue accounted for $5.7 million or 25% of Q1 2020 Revenue. Nerdy transitioned to 100% online in Q2 2020. 2. Q3 and Q4 2021 quarterly and 2021 annual revenues represent forecasted amounts. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 202129 Historical Seasonality and TPG Pace 2021 Forecast by Quarter Historical and Forecasted Quarterly Seasonality as a % of Annual Revenue Annual Revenue Q1: 23-25% Q2: 20-23% Q3: 23-25% Q4: 28-31% 33% YOY 30% YOY 31% 50% 41% 52% YOY YOY YOY YOY 30% YOY 1 2 1. Q1 2020 In Person Revenue accounted for $5.7 million or 25% of Q1 2020 Revenue. Nerdy transitioned to 100% online in Q2 2020. 2. Q3 and Q4 2021 quarterly and 2021 annual revenues represent forecasted amounts. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

30 1 TPG Pace 2021 Forecast by Quarter Revenue growth driven by multi-format strategy One-on-one strength provides durable base growth. Classes and Professional offerings continue to grow rapidly as we scale Targeted marketing investments extend reach to drive Active Learner growth Signiﬁcant investments in additional talent ensure Nerdy remains at the forefront of innovation; contributing to growth in 2022 and beyond G&A increases driven mainly by public company costs 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual (“A”) quarterly and semi-annual financial information is unaudited. 2. Other Income (Expense) in Q2 2021 reflects a one-time non-recurring gain of $8.4 million related to the forgiveness of a Promissory loan. 3. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 30 30 1 TPG Pace 2021 Forecast by Quarter Revenue growth driven by multi-format strategy One-on-one strength provides durable base growth. Classes and Professional offerings continue to grow rapidly as we scale Targeted marketing investments extend reach to drive Active Learner growth Signiﬁcant investments in additional talent ensure Nerdy remains at the forefront of innovation; contributing to growth in 2022 and beyond G&A increases driven mainly by public company costs 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. Actual (“A”) quarterly and semi-annual financial information is unaudited. 2. Other Income (Expense) in Q2 2021 reflects a one-time non-recurring gain of $8.4 million related to the forgiveness of a Promissory loan. 3. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 30

31 1 TPG Pace Forecast Rapid digital acceleration is expected to provide tailwinds to support durable growth Gross margins expansion driven by mix shift to 100% online and Classes Efﬁcient performance marketing coupled with “big swing” marketing investments expected to drive awareness and new customer acquisition Strong unit level economics and focus on operational efﬁciency yield operating leverage improvements +30% revenue growth with continued gross margin expansion. Projected to be Adjusted EBITDA positive in 2023. 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. 2. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 3. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 31 31 1 TPG Pace Forecast Rapid digital acceleration is expected to provide tailwinds to support durable growth Gross margins expansion driven by mix shift to 100% online and Classes Efﬁcient performance marketing coupled with “big swing” marketing investments expected to drive awareness and new customer acquisition Strong unit level economics and focus on operational efﬁciency yield operating leverage improvements +30% revenue growth with continued gross margin expansion. Projected to be Adjusted EBITDA positive in 2023. 1. Forecast (“F”) excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights (“UARs”) held by Nerdy employees which will be converted into Stock Appreciation Rights (“SARs”) in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes. 2. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 3. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 31

32

Attractive Long-Term Growth and Strong Operating Leverage

	2021F[1]	2022F[1]	2023F[1]	Long-Term Targets[1]
Revenue Growth	33%	43%	35%	25-30%
Gross Margin	70%	71%	72%	75-80%
Tech, Product & G&A % Revenue	30%	26%	21%	15-20%
Adjusted EBITDA Margin[2]	(5%)	(2%)	5%	25-30%

Long-term opportunity for growth expected as shift to online learning gains share over the coming decade and beyond

1. Forecast ("F") excludes or otherwise does not account for the following: (i) non-recurring expenses, including de-SPAC transaction expenses; (ii) the application of new accounting treatments associated with the de-SPAC transaction; (iii) the expense related to Unit Appreciation Rights ("UARs") held by Nerdy employees which will be converted into Stock Appreciation Rights ("SARs") in connection with the de-SPAC transaction; and (iv) the impact of any future non-cash compensation changes.
2. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items. Adjusted EBITDA is a non-GAAP financial measure.

TPG PACE TECH OPPORTUNITIES nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

33 Transaction Overview © Nerdy / TPG Pace Tech Opportunities Corp. 202133 Transaction Overview © Nerdy / TPG Pace Tech Opportunities Corp. 2021

34 Sources & Uses / Pro-Forma Valuation Sources & Uses (Illustrative) Post-Transaction Ownership (Illustrative) Sponsor PIPE Investors 5% 9% FPA Investors 9% Existing Nerdy Shareholders 1 51% SPAC IPO 26% Post-Transaction Valuation (Illustrative) 1. Includes unvested employee options and equity awards. 2. Assumes no redemptions by SPAC shareholders. Cash to Nerdy shareholders subject to adjustments. 3. Includes sponsor shares forfeited to FPA investors. 4. Other outstanding instruments from PACE.U IPO and FPA: 12 million warrants for 12 million shares at $11.50 per share; 7.3 million private warrants for 7.3 million shares at $11.50 per share, 4 million Seller Earnout shares, and 4 million Sponsor Earnout shares. 5. Existing Nerdy Shareholder and Sponsor to each receive up to 4 million earn-out shares that vest based off stock price hurdles between $12 and $16 per share over 5 years. Please see slide 41 “Illustrative Fully-Diluted Share Count” for more details. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 3434 Sources & Uses / Pro-Forma Valuation Sources & Uses (Illustrative) Post-Transaction Ownership (Illustrative) Sponsor PIPE Investors 5% 9% FPA Investors 9% Existing Nerdy Shareholders 1 51% SPAC IPO 26% Post-Transaction Valuation (Illustrative) 1. Includes unvested employee options and equity awards. 2. Assumes no redemptions by SPAC shareholders. Cash to Nerdy shareholders subject to adjustments. 3. Includes sponsor shares forfeited to FPA investors. 4. Other outstanding instruments from PACE.U IPO and FPA: 12 million warrants for 12 million shares at $11.50 per share; 7.3 million private warrants for 7.3 million shares at $11.50 per share, 4 million Seller Earnout shares, and 4 million Sponsor Earnout shares. 5. Existing Nerdy Shareholder and Sponsor to each receive up to 4 million earn-out shares that vest based off stock price hurdles between $12 and $16 per share over 5 years. Please see slide 41 “Illustrative Fully-Diluted Share Count” for more details. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 34

35

Defining Nerdy's Public Comparables

Direct-to-Consumer Learning Platform

- Leading learning internet platform in North America
- Technology solutions purpose -built for learning
- Direct-to-consumer internet go-to-market
- Similar gross margins

Chegg®

Asynchronous Learning Platform for Adult Learners

- Leading asynchronous, recorded lessons learning platform with global audience
- 4,600+ courses focused on continuing education
- Large and expanding TAMs with low online-penetration

coursera

Consumer Facing Digital Gig Economy Platform

- Leading freelance digital services gig economy platform
- ~300 categories across diverse industry verticals
- Large market opportunity with low online penetration

fiverr.

TPG PACE TECH OPPORTUNITIES nerdy
© Nerdy / TPG Pace Tech Opportunities Corp. 2021

36 Operational Benchmarking 2022F Avg. Revenue Growth: 26% 2022F Avg. Gross Margin 70% Sources for third-party information: SEC filings, S&P Capital IQ as of 7/30/2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 36 Gross Margin Revenue Growth36 Operational Benchmarking 2022F Avg. Revenue Growth: 26% 2022F Avg. Gross Margin 70% Sources for third-party information: SEC filings, S&P Capital IQ as of 7/30/2021. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 36 Gross Margin Revenue Growth

37 Valuation Benchmarking 46% Discount to Peers Avg.: 13.3X 48% Discount to Peers Avg.: 19.1X Sources for third-party information: SEC filings, S&P Capital IQ as of 7/30/2021. Nerdy valuation multiples assume $10 per share. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 37 2022F EV / Gross Proﬁt 2022F EV / Revenue37 Valuation Benchmarking 46% Discount to Peers Avg.: 13.3X 48% Discount to Peers Avg.: 19.1X Sources for third-party information: SEC filings, S&P Capital IQ as of 7/30/2021. Nerdy valuation multiples assume $10 per share. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 37 2022F EV / Gross Proﬁt 2022F EV / Revenue

38

Anticipated Transaction Timeline

	Event
January 2021	▪ Transaction Agreement Executed ▪ Transaction Announced
March 2021	▪ Preliminary Proxy Materials Filed with the SEC
April 2021	▪ Analyst Day
August 2021	▪ Q2 Earnings Release
Q3 2021	▪ Mail Final Proxy Materials to TPG Pace Shareholders ▪ Set Record Date for TPG Pace Shareholders Vote ▪ Hold TPG Pace Shareholder Vote and Close Transaction

Note: Subject to SEC review and approval timetable.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

39 Financial Appendix © Nerdy / TPG Pace Tech Opportunities Corp. 202139 Financial Appendix © Nerdy / TPG Pace Tech Opportunities Corp. 2021

40 2019 - 2020 Quarterly (unaudited) & Annual Financials 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 2. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 4040 2019 - 2020 Quarterly (unaudited) & Annual Financials 1. Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. Learners in thousands. 2. Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation expense and other non-recurring items. Adjusted EBITDA is a non-GAAP financial measure. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 40

41 Non-GAAP Reconciliations (unaudited) 1 1 1. Non recurring items in 2020 are related to a recorded loss for an office sublease and transaction related costs. 2021F includes one-time non-recurring items related to the forgiveness of a Promissory loan. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 4141 Non-GAAP Reconciliations (unaudited) 1 1 1. Non recurring items in 2020 are related to a recorded loss for an office sublease and transaction related costs. 2021F includes one-time non-recurring items related to the forgiveness of a Promissory loan. Note: Quarterly financial information is unaudited. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 41

42 Illustrative Fully Diluted Share Count 1. Assumes treasury share method for public, FPA, and private warrants. 2. 9.0 million public warrants issued as part of PACE IPO with strike price of $11.50 and redemption price of $18.00. 3. 3.0 million FPA warrants to be issued with strike price of $11.50 and redemption price of $18.00. 4. Includes unvested employee options and equity awards. 5. 7.3 million private warrants issued as part of PACE IPO with a strike price of $11.50. 6. Earn-out Shares Tranche 1 - If closing sales price equals or exceeds $12.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 7. Earn-out Shares Tranche 2 - If closing sales price equals or exceeds $14.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 8. Earn-out Shares Tranche 3 - If closing sales price equals or exceeds $16.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately..42 Illustrative Fully Diluted Share Count 1. Assumes treasury share method for public, FPA, and private warrants. 2. 9.0 million public warrants issued as part of PACE IPO with strike price of $11.50 and redemption price of $18.00. 3. 3.0 million FPA warrants to be issued with strike price of $11.50 and redemption price of $18.00. 4. Includes unvested employee options and equity awards. 5. 7.3 million private warrants issued as part of PACE IPO with a strike price of $11.50. 6. Earn-out Shares Tranche 1 - If closing sales price equals or exceeds $12.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 7. Earn-out Shares Tranche 2 - If closing sales price equals or exceeds $14.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 8. Earn-out Shares Tranche 3 - If closing sales price equals or exceeds $16.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately..

43 Thank you © Nerdy / TPG Pace Tech Opportunities Corp. 202143 Thank you © Nerdy / TPG Pace Tech Opportunities Corp. 2021